November 6, 2024

Lawrence Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Rd
Mocksville, NC 27028

       Re: 22nd Century Group, Inc.
           Registration Statement on Form S-3
           Filed November 1, 2024
           File No. 333-282963
Dear Lawrence Firestone:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   John J. Wolfel